U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                 Amendment No. 2
                                       to


                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                     OR 12(g) OF THE SECURITIES ACT OF 1934


                             SYNERTECK INCORPORATED
------------------------------------------------------------------------------
             (Exact Name of Registrant as Specified in Its Charter)



                    Delaware                                20-0929024
         ---------------------------                     -------------------
         (State or other Jurisdiction of                 (I.R.S. Employer
         Incorporation or Organization)                  Identification No.)



     11585 South State, Suite 102, Draper, Utah              84020
     ------------------------------------------           ----------
         (Address of Principal Executive Offices)         (Zip Code)


                                 (801) 816-2505
              -------------------------------------------------------
              (Registrant's Telephone Number, Including Area Code)




        Securities to be registered pursuant to Section 12(b)of the Act:


    Title of Each Class                          Name of Each Exchange on Which
    To Be So Registered                          Each Class is to be Registered
    -------------------                          ------------------------------

     Not Applicable.                                      Not Applicable.



        Securities to be registered pursuant to Section 12(g)of the Act:


                                  Common Stock
                                 ----------------
                                (Title of Class)







This registration statement is being filed with the Securities and Exchange Commission to cause the registrant to become a reporting issuer under the Securities Exchange Act of 1934.

                                     PART I


ITEM 1.  DESCRIPTION OF BUSINESS


CORPORATE ORGANIZATION

     Synerteck Incorporated was formed in the state of Utah on March 2, 2001, and was subsequently reincorporated in Delaware on March 30, 2004. Synerteck is a wholly-owned subsidiary of SportsNuts. Inc., a Delaware corporation traded on the OTC Electronic Bulletin Board that files reports with the Securities and Exchange Commission under Sections 13(a) and 15(d) of the Securities Exchange Act of 1934.

     SportsNuts is a provider of integrated sports event registration systems and team and league management software that can be accessed and modified via the internet. SportsNuts formed Synerteck in an attempt to commercialize some of the excess capacity within its internal and external technology personnel. In addition to servicing the technology infrastructure needs of SportsNuts, Synerteck has since provided its technology services to organizations in a variety of industries.


THE BUSINESS OF SYNERTECK

     Overview

     Synerteck is an integrator of business strategy with technology solutions. We attempt to understand the business of our clients principally from their customer's point of view, in order to properly position ourselves to advocate and implement measures that achieve the client's organizational objectives. Our clients consist of small to medium sized organizations, operating in North America and Europe. Currently, we service eight clients on a continuous monthly basis and average ten additional clients for one-time or intermittent projects over the course of a year. You can learn more about our business at our website located at www.synerteck.com. We do not have any plans to modify or change the website in the near future to modify or change the website.

     Our Approach

          Data Gathering. We approach new clients and projects by collecting from them the following information:

o        - Existing hardware and configuration;
o        - Existing software and procedures;
o        - Business processes; and
o        - Personnel requirements.

          Project Kickoff. After gathering and analyzing the initial data supplied by the client, we then initiate a planning session with the client's key technology staff and management to discuss the scope of the project, objectives, and implementation timelines. We seek to have these personnel comprise the team with which we primarily interface and update on a regular basis. We also attempt to gain consensus among this team for formulating the strategy and tactics for our engagement. Unless the project or service contemplated requires additional analysis, we typically negotiate the client agreement during this phase. Synerteck uses a standard form agreement for most service arrangements and projects, although the terms of any formal agreement are generally modified through the negotiation process prior to execution.

          Client Interviews and Information Analysis. After Synerteck has been formally retained, we intensify our analysis of the needs of the client by conducting in-depth interviews with management, information technology staff, security personnel, and other key employees. Depending upon the scope of the project or service contemplated, we may also distribute questionnaires to other client personnel. Our interviews and questions attempt to discern a variety of factors, including:

          - Potential efficiencies and workflow improvements that can be gained through technology improvements and processes;
          - Challenges to effective implementation; and
          - Available financial resources to allocate to ongoing service or one-time projects.

          Delivery. We commence implementation of our recommended strategy with a client presentation and collaborative discussion regarding the following:

         - Plan of service delivery and site, network, or software configur-ation;
         - Timeline and delivery milestones;
         - Agreed reporting and responsibility mechanisms; and
         - Additional hardware and software requirements.

     Products and Services

     We bring value to our clients from our access to key relationships in the information technology industry. These relationships help Synerteck offer a comprehensive and cost-effective technology solution to almost any organization. Through Synerteck and its partners, our clients can access the following range of services:

        - Network Engineering, Architecture, and Design. Our team has experience building complex local area and wide area network configurations for small and large businesses. Since we have worked primarily with service-based organizations, our expertise is necessarily specialized with respect to service-based architecture and design solutions. We have designed networks for eight clients, including networks for our three largest clients, Moore Clayton & Co., Inc., Healthcare Enterprise Group PLC and SportsNuts, Inc.

        - Website and E-Mail Hosting. We currently host 19 websites for a wide variety of organizations,including the websites of our three largest clients, Moore Clayton & Co., Inc., Healthcare Enterprise Group PLC, and SportsNuts, Inc. We can host websites using Linux/ApacheTM or through MicrosoftTM protocols and server extensions, including Microsoft Front PageTM. Depending on the complexity and memory requirements of the site, our hosting fees range from $199 per month to a free component of a larger service contract. We also provide point-of-presence and full MicrosoftTM exchange e-mail access;

        - Network Hosting. We have the ability to host entire networks on our system. We currently host the networks of three clients, Moore Clayton & Co., Inc., Healthcare Enterprise Group PLC and SportsNuts, Inc. Depending on the geographic location of our clients and their personnel, we can host a local- or wide-area network that provides worldwide access to other computers, devices, drives, and folders. Based upon financial resources and needs of the client, we can
          supplement   this  service  with   continuous  or  periodic   support,
          including:

             -  Data storage and backup;
             -  Desktop user support;
             -  Active directory maintenance and support;and
             -  Network device maintenance and support.

        - Website Design. We can design and build a website for any budget or type of organization. We have designed websites for eighteen clients, including the websites of two of our largest clients, Moore Clayton &

          Co., Inc. and SportsNuts, Inc. Our range includes simple website templates to highly interactive and application-heavy sites requiring substantial memory. We can incorporate database interface, FlashTM development, or other components to enable our clients to use their websites as primary marketing tools for their products and services.

        - Application Programming. Depending upon the budget, timetable, and business rules that govern a project, we partner with local and offshore programmers to build customized enterprise applications. Our programming partners are proficient in MySQLTM, OracleTM, and SequelTM database applications, as well as PHPTM, JAVATM, and MicrosoftTM .NET web application programming languages. We have created database applications for five clients including two of our largest clients, Moore Clayton & Co., Inc. and SportsNuts, Inc.

        - Telecommunication Systems Services and Integration. The increasing use by our clients of communications devices that interact with networks and e-mail servers has required a service strategy from Synerteck that includes mobile phone and wireless device support. In addition, we can also provide voice-over internet protocol access for our clients that want to enhance the use of their network services and minimize their long distance telephone charges. We have implemented telecommunication systems that interact with networks and e-mail servers for one client, Moore, Clayton & Co., Inc.

        - Hardware Sales and Hardware Lease Brokering. When a client's recommended solution requires the procurement of hardware, we can obtain computer equipment from local vendors at a discount to the prices offered to retail customers. We can then sell such equipment to our clients at a retail price. Alternatively, we can broker a computer equipment lease where Synerteck serves as the vendor to the lease financing company acting as the lessor to our client. Ingram Micro, Inc., a Salt Lake City-based computer hardware sales company, is the principal supplier of hardware components, including laptops, servers, desktops, networking devices, and software that we sell to or arrange lease financing for our customers. Ingram also supplies the hardware and software that we use in performing our engineering, hosting, design, and telecommunications systems services. We also procure computer hardware for resale directly from the manufacturer by ordering from their websites or dealing with a local manufacturer's representative. We have not experienced any difficulties in obtaining requested hardware or software from Ingram or from the hardware manufacturers, and consequently do not anticipate any difficulties in obtaining such hardware or software for future sales and service contracts. We have brokered equipment leases and have sold computer equipment to 20 clients, including our three largest clients, Moore Clayton & Co., Inc., Healthcare Enterprise Group PLC and SportsNuts, Inc.


     Principal Clients

     Synerteck is heavily dependent upon three principal clients for most of its revenue. During the calendar year 2003, for example, one client (Moore, Clayton & Co.) generated in excess of 78% of our total revenue. Since the end of 2003, however, we have executed monthly engagements with other clients for ongoing information technology services, which in turn is expected to reduce, but not eliminate our dependence upon a single client. The following is a brief description of our three principal clients and our service agreements with them:

          Moore, Clayton & Co. Moore, Clayton & Co., Inc. is an international strategic advisory firm with offices in London, Santa Monica, Tampa, and New York. Moore, Clayton & Co. is also engaged in joint ventures with various worldwide partners in North America, Europe, and now recently in South Africa. Moore, Clayton & Co. personnel require round-the-clock access to e-mail and shared access to a wide-area network which is housed in our Draper, Utah offices. We have had a continuous monthly service agreement with Moore, Clayton & Co. since March, 2002. Depending on the level of service, we typically receive between $4,000 and $9,000 per month, exclusive of intermittent project-based fees. Commencing in May, 2004, we began receiving $9,000 per month under our service agreement with Moore, Clayton & Co., and, based upon our operating history with this client, expect that this level of compensation will continue for at least six months. Kenneth Denos, a director of Synerteck, is also a director of Moore, Clayton & Co. Because we have maintained a continuous agreement with Moore, Clayton & Co. for two years, we do not anticipate any difficulties with continuing to provide them information technology services for the foreseeable future.

          Healthcare  Enterprise  Group.  Healthcare  Enterprise  Group PLC is a
     London-based healthcare products and services company that requires international access to protected data and communication systems from its offices in the United Kingdom, Germany, and the United States. Healthcare Enterprise Group is also traded on the Alternative Investment Market of the London Stock Exchange. We have provided services to Healthcare Enterprise Group intermittently over the past twelve months, and, in March 2004, agreed to a six-month service contract which automatically renews for successive monthly periods if not cancelled sixty days in advance. We receive $1,470 per month under this agreement, plus travel expenses and other costs as agreed from time to time. Kenneth Denos, a director of Synerteck, is also a director of Healthcare Enterprise Group. Because of our level of service and the relationships we have cultivated with management of Healthcare Enterprise Group, we do not anticipate any difficulties with continuing to provide them information technology services for the foreseeable future.

          SportsNuts. SportsNuts, Inc. is a sports event management company that provides a range of services to various amateur athletic events throughout the United States. Some of these services include website hosting, online registration and merchandise sales, and information management such as team/league statistics, media attachments, and participant/event profiling. SportsNuts' complex database-driven technology applications require service and support personnel to implement, maintain, and improve. SportsNuts has used Synerteck personnel to perform these functions since its inception. Recently, SportsNuts has entered into a service contract to formalize this relationship. The service contract provides for a monthly payment of $2,000, which can increase intermittently depending on the level of service we are providing. Kenneth Denos, a director of Synerteck, is also a director of SportsNuts, Inc. We anticipate providing these services to SportsNuts for the foreseeable future. Synerteck is a wholly-owned subsidiary of SportsNuts.


     Research and Development

     We attempt to stay abreast of changes in the information technology industry and also attempt to increase the level of proficiency of our current staff. During the calendar year 2003, both of our two full-time employees received 120 hours of training in MicrosoftTM .Net programming by an outside instructor. Other research and development activities include the use of instructional software programming and collateral materials. We estimate that we have spent approximately 100 hours in each of our two prior fiscal years on research and development activities. None of the expenses associated with these activities has been borne directly by our customers.


     Certifications and Licenses

     The following is a brief summary of certifications and licenses held by individual members of our staff and/or by our contract personnel:


        - MicrosoftTM Certified Systems Engineer. This credential is the premier certification for information technology professionals who are required to analyze business requirements in a MicrosoftTM software environment, and is one of the most widely recognized technical certifications in the information technology industry. Individuals who hold this credential have demonstrated that they possess the necessary skills to design,  implement,  administer,  and  troubleshoot the most advanced  Microsoft  WindowsTM  operating system and Microsoft Windows
          ServersTM system. One of our employees has this certification and one of our contract personnel has this certification.

        - MicrosoftTM Certified Professional. This qualification is for information technology professionals who possess the skills to install and operate a MicrosoftTM product or application as part of a business solution in an organization. This qualification generally requires a hands-on approach to MicrosoftTM products to achieve certification. One of our employees and one of our contract personnel has this certification.

        - MicrosoftTM Certified Solution Developer. This is the highest level certification for advanced software programmers who design and develop leading edge enterprise solutions that use MicrosoftTM products, applications, development tools and programming languages. Two of our contract personnel have this certification.

        - CiscoTM Certified Network Associate. This designation indicates a foundation in and apprentice knowledge of networking with CiscoTM products. An individual holding a CiscoTM Certified Network Associate designation should be able to install, configure, and operate local area networks, wide area networks, and dial access services for small networks including but not limited to use of these protocols: internet protocol, interior gateway routing protocol, serial, frame relay, internet protocol routing information protocol, virtual local area networks, routing information protocol, ethernet, and access lists. One of our contract personnel has this certification.

        - CiscoTM Certified Internetwork Expert. This qualification is the most rigorous certification of CiscoTM and identifies the upper echelon of networking experts in these systems. A holder of this designation is expected to be able to tackle the most challenging assignments in the field of computer networking. One of our contract personnel has this certification.


GOVERNMENT REGULATION

     The business of Synerteck is not currently subject to substantial federal, state, or local government regulation. Because the principal component of Synerteck's business consists of services, we are not subject to any significant environmental laws or regulations, and do not anticipate excessive levels of U.S. federal or state government regulation of Synerteck's business. Synerteck is subject to standard taxation rates for sales, income, and other activities in the United States and does not pay taxes overseas. Nevertheless, because two of Synerteck's principal clients are headquartered in the United Kingdom, the government of the United Kingdom could impose taxes, duties, or other fees upon Synerteck as a foreign supplier of services in the United Kingdom, which in turn could reduce the gross profit we receive in connection with our ongoing service contracts. Any such imposition by the government of the United Kingdom could materially affect our business, financial condition, and results of operations. Because we do not have an office in the United Kingdom and provide almost all of our services for our United Kingdom-based clients from our offices in the United States, we do not believe it reasonably likely that the U.K. Inland Revenue or other U.K. governmental agencies will impose taxes, duties, or other fees upon Synerteck.


COMPETITION

     The proliferation of technology service companies with similar service offerings as Synerteck has increased the competitiveness of the fees, rates, and levels of service that can be charged. Because our business is small and our resources are relatively limited, we do not focus our business development activities on large enterprises. These organizations tend to be serviced by an in-house information technology staff, together with larger, well-known outsourced providers such as Electronic Data Systems, Inc. or Computer Associates International, Inc.

     We instead focus on small and medium-sized businesses that either (i) do not have in-house information technology staff, or (ii) have staff whom do not possess the capability to provide the types of technology solutions required. In choosing this approach, we compete with many similar small information technology service companies, as well as a variety of other groups, including:

        - Freelance website designers;
        - Graphic design firms;
        - Organizations that want to lease their excess server capacity;
        - Organizations that want to lease their excess telecommunications bandwith;
        - Offshore programmers; and
        - Retail computer hardware vendors that provide installation and configuration services;

     In addition to the above-mentioned groups, smaller business owners and executives tend to underestimate the benefit of efficient technology solutions and therefore require more interpersonal selling and hands-on commitment to differentiate our services and build lasting commercial relationships.


RISK FACTORS

     Operating Risks

     We are Heavily Dependent Upon our Key Personnel. Synerteck's success depends, in large part, upon the talents and skills of its management and key personnel. In addition, to the extent that any of our key personnel are unable or refuse to continue their association with Synerteck, a suitable replacement would have to be found. The competition for qualified personnel in the computer networking is intense, and there are limited numbers of such qualified personnel in the metropolitan Salt Lake City area. We cannot assure you that we would be able to find suitable replacements for our existing management personnel or technical personnel or that we could retain such replacements for an affordable amount.

     You May Not Agree  With The  Decisions  of Our  Management  Team.  Although
Synerteck's directors and officers will endeavor to make decisions as they reasonably deem consistent with their fiduciary duties under Delaware corporate law, you may disagree with these decisions. Synerteck's management has significant control over stockholder matters, which may affect the ability of minority stockholders to influence our activities.

     We are Heavily Dependent Upon a Few Key Clients. Three client accounts comprise a substantial majority of Synerteck's monthly revenues, one of which is serviced on an oral agreement on a month-to-month basis. Although we believe we will continue to service these accounts at the current billing rate for the remainder of 2004, economic and other factors beyond our control may result in a loss of one or all three of these accounts. If we lost one or all of these clients, we would be required to immediately replace these clients with similar sized accounts, or dramatically cut our operating costs to remain in business. If Synerteck were to cease its operations, you would likely lose the entire value of your investment.

     Our Business is Inherently Risky. Service based businesses in the computer networking and hosting industries are inherently risky. If our services do not generate enough cash flow to meet our operating expenses (such as debt service, capital expenditures, and legal and accounting fees), our ability to develop and expand our business and become profitable will be adversely affected.

     Our Business Could be Adversely Affected by Many Factors. Income from outsourced networking, hosting, and programming services may be adversely affected by a number of factors, including, but not limited to:

        - the general economic climate (such as too much supply or too little demand for information technology services, as well as changes in market rates);

        - the increasing tendency of medium sized businesses to rely on internal personnel to service and maintain computer networks, even if such personnel are not properly trained to perform the tasks required;

        - intense competition and rapid and significant technological change in the information technology industry;

        - increasing competition from outsourced lower overhead firms in India, Russia, and other rapidly developing technology sectors around the world; or

        - damage from fire, earthquakes, prolonged power outages, or other natural or man-made disasters.

     We will Require Additional Financing for Expansion and other Functions. Although Synerteck is currently profitable, we will likely require substantial additional capital in the future for expansion, business development, marketing, computer software and systems, overhead, administrative, and other expenses. We cannot assure you that we will be able to raise additional funds or that financing will be available to Synerteck on acceptable terms. Lack of additional funds could significantly affect our business. Further, funds raised through future equity financing could be substantially dilutive to you and other existing shareholders.

     We Compete With Substantially Larger Companies. In attempting to market our services to medium and larger organizations, we compete with substantially larger companies which have greater name recognition and financial resources to price their services and, in particular, computer products which are purchased through them. Accordingly, we may not be able to effectively compete for larger outsourcing and purchasing contracts unless and until we possess additional financial, marketing, and technical resources.

     Our Computer Systems May Fail. Synerteck's success is substantially dependent upon our ability to deliver our clients high quality, uninterrupted access to their websites, their networks, their e-mail systems, and technology applications, which requires that we actively maintain our computer hardware and software systems, as well as the data and information stored therein. Our systems are vulnerable to damage by fire, natural disaster, power loss, telecommunications failures, unauthorized intrusion, and other catastrophic events. Any substantial interruption in our systems would have a material adverse effect on our business, operating results, and financial condition. In addition, our systems may be vulnerable to computer viruses, physical or electronic break-ins, sabotage, or other problems caused by third parties which could lead to interruptions, delays, loss of data, or cessation in service to persons desiring to access their networks and internet properties. The occurrence of any of these risks could have a material adverse effect upon Synerteck's business, results of operations, and financial condition.

     Investment Risks

     A Purchase of Synerteck Shares is a Speculative Investment. Synerteck's shares are a speculative investment. To date, Synerteck has generated a modest amount of profits and we cannot guarantee that it will continue to do so or that the level of profits will increase in the future. If Synerteck were to lose one or more of its principal customers, it would likely generate losses, and we would be forced to scale down Synerteck's operations or raise investment capital to continue operations. If Synerteck were to generate losses and we were unsuccessful at decreasing Synerteck's operating costs or raising investment capital, it is unlikely that Synerteck would be able to meet its financial obligations and you could lose your entire investment.

     There has Never Been a Public Market For Our Shares. Prior to this registration statement, there has been no public market for the common stock of Synerteck. If a public market for the common stock does develop at a future time, sales of shares by shareholders of substantial amounts of common stock of Synerteck in the public market could adversely affect the prevailing market price and could impair our future ability to raise capital through the sale of our equity securities.

     You May Lack Liquidity in Your Shares. Because in the future, our stock may trade on the over-the-counter bulletin board, our stockholders may have greater difficulty in selling their shares when they want and for the price they want. The over-the-counter bulletin board is separate and distinct from the Nasdaq stock market. The bulletin board does not operate under the same rules and standards as the Nasdaq stock market, including, for example, order handling rules. The absence of these rules and standards may make it more difficult for a stockholder to obtain execution of an order to trade and to obtain the price they wanted for a trade. This means our shareholders may not be able to sell their shares when they want for a price they want. In addition, because stocks traded on the bulletin board are usually thinly traded, highly volatile, have fewer market makers and are not followed by analysts, our stockholders may have greater difficulty in selling their shares when they want and for the price they want. Investors may have greater difficulty in getting orders filled because it is anticipated that if our stock trades on a public market, it initially will trade on the over-the-counter bulletin board rather than on Nasdaq. Investors' orders may be filled at a price much different than expected when an order is placed. Trading activity in general is not conducted as efficiently and effectively as with Nasdaq-listed securities. Bulletin board transactions are conducted almost entirely manually. Because there are no automated systems for negotiating trades on the bulletin board, they are conducted via telephone. In times of heavy market volume, the limitations of this process may result in a significant increase in the time it takes to execute investor orders. Therefore, when investors place market orders - an order to buy or sell a specific number of shares at the current market price - it is possible for the price of a stock to go up or down significantly during the lapse of time between placing a market order and getting execution. Because bulletin board stocks are usually not followed by analysts, there may be lower trading volume than for Nasdaq-listed securities. Further, a registered broker-dealer must submit an application to the National Association of Securities Dealers to enable our stock to be listed on the bulletin board. Because the National Association of Securities Dealers will conduct their own review of Synerteck and its business, we cannot assure you that we will be successful in getting Synerteck listed on the bulletin board or any other quotation medium.

     We Have Never Issued a Dividend and Don't Anticipate any Dividends in the Future. Synerteck has never issued a dividend and we do not anticipate paying dividends on our common stock in the foreseeable future. Furthermore, we may also be restricted from paying dividends in the future pursuant to subsequent financing arrangements or pursuant to Delaware law.

     We Have Limited the Liability of Our Management. Synerteck has adopted provisions in its Certificate of Incorporation which limit the liability of our officers and directors and provisions in our bylaws which provide for indemnification by Synerteck of our officers and directors to the fullest extent permitted by Delaware corporate law. Synerteck's Certificate of Incorporation generally provide that its directors shall have no personal liability to Synerteck or its stockholders for monetary damages for breaches of their fiduciary duties as directors, except for breaches of their duties of loyalty, acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, acts involving unlawful payment of dividends or unlawful stock purchases or redemptions, or any transaction from which a director derives an improper personal benefit. Such provisions substantially limit your ability to hold directors liable for breaches of fiduciary duty.

     You Could be Diluted from the Issuance of Additional Common and Preferred Stock. Synerteck is authorized to issue up to 100,000,000 shares of common stock and 10,000,000 shares of preferred stock. To the extent of such authorization, the Synerteck board of directors will have the ability, without seeking shareholder approval, to issue additional shares of common stock in the future for such consideration as the board may consider sufficient. The issuance of additional common stock in the future may reduce your proportionate ownership and voting power.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

     You  should  read  the  following  discussion  of the  company's  financial condition and results of operations in conjunction with the audited financial statements and related notes included in this registration statement. This discussion may contain forward-looking statements, including, without limitation, statements regarding our expectations, beliefs, intentions, or future strategies that are signified by the words "expects," "anticipates," "intends," "believes," or similar language. Actual results could differ materially from those projected in the forward looking statements. You should carefully consider the information set forth above under Item 1 of this Part I under the caption "Risk Factors" in addition to the other information set forth in this registration statement. We caution you that Synerteck's business and financial performance is subject to substantial risks and uncertainties.


Overview

     Synerteck is an integrator of business strategy with technology solutions. We attempt to understand the business of our clients principally from their customer's point of view, in order to properly position ourselves to advocate and implement measures that achieve the client's organizational objectives. Our clients consist of small to medium sized organizations, operating in North America and Europe. Currently, we service eight clients on a continuous monthly basis and average ten additional clients for one-time or intermittent projects over the course of a year. You can learn more about our business at our website located at www.synerteck.com.

Results of Operations

     Following is our discussion of the relevant items affecting results of operations for the years ended December 31, 2003 and 2002 and the quarters ended March 31, 2004 and 2003.

     Revenues. Our products and services are broken down into two categories for revenue recognition purposes - (i) srvies, and (ii) off-the-shelf hardware/software product sales. Our revenue recognition policy for these categories is as follows:

     - Revenue is recognized upon completion of services or delivery of goods where the sales price is fixed or determinable and collectibility is reasonably assured. Revenue is not recognized until persuasive evidence of an arrangement exits. Advance customer payments are recorded as deferred revenue until such time as they are recognized.

     - Product sales are soley derived from the resale of off-the-shelf hardware and software packages. Product sales are not warranted by Synerteck and may be subject only to warranties that may be provided by the product manufacturer. Therefore, product warranties have no effect on the financial statements. We have no sales arrangements encompassing multiple deliverables.

     Synerteck generated net revenues of $36,154 during the three months ended March 31, 2004, a 58% increase compared to $22,902 in net revenues during the first quarter of 2003. This increase was due to a sales initiative started in 2004 which provided incentives on new sales. For the year ended December 31, 2003, net revenues were 123,806, representing a 19% decrease compared to $153,647 in net revenues during the year 2002. This decrease was due to a technology maintenance contract that was not renewed in 2003. Along with web site design and hosting, other sources of revenue were information technology systems support and equipment leases. We anticipate that these three areas will constitute the principal source of Synerteck's revenue for the foreseeable future.

     Our business model and objective is to receive recurring revenue from long-term contracts with established clients. Over the past twelve months, we have provided networking, programming, and hosting services for eight clients on a continuous basis and approximately ten clients for one-time projects. In addition, we procure and resell hardware and software packages to our clients as well as single transaction customers. Sales of software and hardware products are inherently unpredictable, but we anticipate that revenues from this activity will become more consistent as we grow our client base. During 2003 and 2002, we received $86,354 and $129,272, respectively, in gross revenues from information technology services, and $37,452 and $24,375, respectively, in gross revenues from software and hardware product resales and equipment leasing.

     Cost of Sales. Expenses which comprise cost of sales are the wholesale cost of hardware, software, any accompanying licenses, product sales commissions, and commissions paid in connection with information technology consulting contracts.

Also included in cost of sales are personnel and materials costs to administer these information technology services. As more organizations utilize our technology services, future expenses included in cost of goods sold will increase as well as potential fee sharing expenses to organizations that assist us in providing these services.

     Cost of sales for the three months ended March 31, 2004 were $16,141, a 134% increase from $6,898 during the first quarter of 2003. This increase correlates to the increase in revenues and is mainly due to commission incentives on new sales. For the year ended December 31, 2003, cost of sales was $29,914, a 22% decrease from $38,228 during the year 2002. This decrease corresponds with the decrease of revenues associated with the discontinuation of the technology maintenance contract referred to above. Cost of sales is attributable to (i) expenses incurred pursuant to the delivery of our information technology support, and (ii) sales commissions paid in connection with technology consulting projects.

     General and Administrative Expenses. Our general and administrative expenses have been comprised of administrative wages and benefits; occupancy and office expenses; outside legal, accounting and other professional fees; travel and other miscellaneous office and administrative expenses. General and administrative expenses for the three months ended March 31, 2004 were $8,908, a 26% increase from $7,086 during the first quarter of 2003. This increase was primarily due to accounting professional fees associated with the audit of the financial statements. General and administrative expenses for the year ended December 31, 2003 were $35,473, a 28% decrease from $49,271 during the year 2002. This decrease was principally due to a reduction in payroll related expenses as commissions on sales, which are included in cost of sales, were increased. We endeavor to decrease certain costs associated with personnel salaries and benefits, professional fees, contract labor, and rent and occupancy-related expense. Our payroll expense accounted for approximately $14,772 of general and administrative expenses during 2003, as compared to $21,711 during 2002. Because we sublease our office facilities from our parent corporation, we do not anticipate any material commitments for capital expenditures in the foreseeable future.

     For the years ended December 31, 2003 and 2002, bad debts expense was $7,047 and $12,040, respectively. During 2002, we provided website and programming services to a few start-up companies with the inherent risk associated with such customers. One such customer went out of business and we increased the allowance for doubtful accounts in order to present a conservative balance in accounts receivable. This increase resulted in the high percentage of bad debt expense for 2002. Since that time, we have been more selective in the customers to which we provide services, resulting in a decrease in bad debts expense in 2003 and zero bad debts expense during the first quarter of 2004.

     Selling and Marketing Expenses. Our selling and marketing expenses include selling/marketing wages and benefits; advertising and promotional expenses; travel and other miscellaneous related expenses. Selling and marketing expenses for the three months ended March 31, 2004 were 3,806, a 42% decrease from $6,587 during the first quarter of 2003. For the year ended December 31, 2003, selling and marketing expenses were $25,086, a 39% decrease from $41,096 during the year 2002. This decrease was primarily attributable to decreased payroll and advertising expenses during 2003. We expect that our sales and marketing expenditures will increase as we continue to develop our client base and expand our efforts in computer hardware and software leasing.

     Product Development. Product research and development expenses for the three months ended March 31, 2004 were $1,531, a 42% decrease from $2,635 during the first quarter of 2003. For the year ended December 31, 2003, product development expenses were $10,314, a 31% decrease from $14,952 during the year 2002. Our product development expenses relate primarily to payroll and systems development for our programming and web site hosting services. We believe that significant investments in product development are required to remain competitive. Accordingly, we expect to incur increased expenditures with respect to product development in future periods.

     Other Income (Expense). We incurred net other expense of $5,391 for the year ended December 31, 2003 compared to net other expense of $3,299 during 2002. Most other income and expense related items were minimal except for income tax expense of $5,524 and $3,491, respectively during 2003 and 2002.

     Off-Balance Sheet Arrangements

     Synerteck is not subject to any off-balance sheet arrangements.

Personnel

     Synerteck has two full-time employees, two part-time employees, and numerous project-based contract personnel that we utilize to carry out our business. We utilize contract personnel on a continuous basis, primarily in connection with service contracts which require a high level of specialization for one or more of the service components offered. We expect to hire one more full-time employee during 2004. Although competition for technology personnel in the metropolitan Salt Lake City area is intense, because we offer competitive compensation, maintain a productive and collegial work environment, and work with internationally-based clients, we don't believe we will have significant difficulty retaining additional employees or contract personnel in the future.

Liquidity and Capital Resources

     Since inception, we have financed Synerteck's operations from its business cash flows. As of December 31, 2003, Synerteck's primary source of liquidity consisted of $7,940 in cash and cash equivalents. In March, 2004, we raised $50,000 in debt financing for additional marketing, sales, and working capital, which increased Synerteck's cash and cash equivalents to $63,253 as of March 31, 2004. Because Synerteck is profitable, we do not expect to require additional investment capital during the next twelve months to continue our operations at their current level. Nevertheless, we may seek to secure additional debt or equity capital to finance substantial business development initiatives or acquire another information technology firm. At present, however, we have no plans to seek any such additional capital or to engage in any business development or acquisition activity.

Related Party Transactions

     Synerteck   provides   various  services   including   network  and  server
maintenance and support, user support and website maintenance to its sole shareholder, SportsNuts, Inc. In exchange for these services, Synerteck receives $2,000 per month. No minimum or specific performance is required by the terms of this agreement and we do not foresee any negative trends that would impact future revenues or operations.


ITEM 3.  DESCRIPTION OF PROPERTY

     Synerteck's headquarters are located within a 5,000 square foot facility in Draper, Utah. Synerteck's parent corporation, SportsNuts, Inc., holds a leasehold interest in the premises, with a written lease agreement commencing January, 2003 at a rate of $4,250 per month, excluding allocations for heat and electricity. We utilize approximately one-fifth of these premises for Synerteck's operations. These premises are in good condition. Our client's hardware and communication systems, together with other hardware and systems owned by SportsNuts and used in our business, are located within an air-conditioned room on the premises, in which we house eight racks of computer servers and maintain two T-1 telecommunication lines. We have recently executed a month-to-month sublease with SportsNuts for continued use of this facility and its common areas for Synerteck's operations in exchange for $1,000 per month.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         Synerteck is a wholly-owned subsidiary of SportsNuts, Inc., a Delaware corporation traded on the OTC Electronic Bulletin Board and a filer of reports pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934. All of Synerteck's capital stock is held by SportsNuts, and Synerteck has no shares of preferred stock, options, warrants, rights or other instruments convertible into shares of common stock outstanding.

         Beneficial Ownership of SportsNuts

         The following table sets forth certain information regarding the beneficial ownership of SportsNuts' common stock (par value $0.002 per share) as of March 1, 2004 by (i) each person (or group of affiliated persons) who is known by us to beneficially own more than 5% of the outstanding shares of SportsNuts' common stock, (ii) each person who has served as a director or executive officer of Synerteck during the calendar year 2003, and (iii) all persons who have served as a director or executive officer of Synerteck during the calendar year 2003 as a group. As of such date, SportsNuts had 98,627,086 shares of common stock outstanding. Unless indicated otherwise, the address for each officer, director, and 5% shareholder is c/o Synerteck, 11585 South State Street, Suite 102, Draper, Utah 84020.



                                                                                    Common Stock
                                                                                    ------------
         Directors and Executive Officers of Synerteck, and
                    5% Stockholders of SportsNuts                          Number           Percent of Class(1)
                    -----------------------------                          ------           ----------------

Clayton Barlow(2)                                                           350,000                0.35%

Chene Gardner(3)                                                          1,669,000                1.66%

Kenneth Denos(4)                                                         19,111,866               16.67%

Prestbury Investment Holdings Limited(5)                                 25,000,000               25.35%

Nigel Way (6)                                                            25,000,000               25.35%

Nicholas Leslau (7)                                                      25.000,000               25.35%

Gardner Management Profit Sharing Plan and Trust(8)                      18,304,635               17.49%

Elbert Gardner(9)                                                        18,304,635               17.49%

Moore, Clayton & Co., Inc.(10)                                           13,611,867               12.24%

Anthony Moore (11)                                                       13,611,867               12.24%

Sharon Clayton (12)                                                      13,611,867               12.24%

Nicholas Brigstocke (13)                                                  5,000,000                5.07%

Todd Shell(14)                                                            7,500,000                7.60%

Chris Chambers(15)                                                        5,000,000                5.07%
                                                                       ------------                -----

All directors and officers as a group                                    21,130,866               18.12%
(3 persons)

(1) For each shareholder, the calculation of percentage of beneficial ownership is based upon 98,627,086 shares of SportsNuts common stock outstanding as of March 1, 2004, and shares of SportsNuts common stock subject to options, warrants and/or conversion rights held by the shareholder that are currently exercisable or exercisable within 60 days, which are deemed to be outstanding and to be beneficially owned by the shareholder holding such options, warrants, or conversion rights. The percentage ownership of any shareholder is determined by assuming that the shareholder has exercised all options, warrants and conversion rights to obtain additional securities and that no other shareholder has exercised such rights. Except as otherwise indicated below, the persons and entity named in the table have sole voting and investment power with respect to all shares of SportsNuts common stock shown as beneficially owned by them, subject to applicable community property laws.

(2) Chief Executive Officer and Director of Synerteck. Includes 350,000 shares of SportsNuts common stock issuable upon exercise of options held by Mr. Barlow that are currently exercisable or will become exercisable within 60 days. Excludes 200,000 shares of SportsNuts common stock issuable upon exercise of options held by Mr. Barlow that are not currently exercisable and will not become exercisable within 60 days.

(3) Chief Financial Officer and Director of Synerteck. Includes 44,000 shares of SportsNuts common stock held by Mr. Gardner and 625,000 shares of SportsNuts common stock issuable upon exercise of options held by Mr. Gardner that are currently exercisable or will become exercisable within 60 days. Excludes 8,775,000 shares of SportsNuts common stock issuable upon exercise of options held by Mr. Gardner that are not currently exercisable and will not become exercisable within 60 days.

(4) Secretary and Director of Synerteck. Includes 2,000,000 shares of SportsNuts common stock held directly by Mr. Denos and 3,499,998 shares of SportsNuts common stock issuable upon exercise of options held by Mr. Denos that are currently exercisable or will become exercisable within 60 days. Because Mr. Denos is a member of the Board of Directors of Moore, Clayton & Co., Inc., this number also includes 1,071,429 shares held directly by Moore, Clayton & Co. and certain promissory notes held by Moore, Clayton & Co. that are currently convertible into 12,540,438 shares of SportsNuts common stock Excludes 5,500,002 shares of SportsNuts common stock issuable upon exercise of options held by Mr. Denos that are not currently exercisable and will not become exercisable within 60 days.

(5) Principal Shareholder of SportsNuts. Includes 25,000,000 shares of SportsNuts common stock held directly by Prestbury Investment Holdings Limited.

(6) Member of the Board of Directors and, together with Mr. Nicholas Leslau, the controlling shareholders of Prestbury Investment Holdings Limited. Includes 25,000,000 shares of SportsNuts common stock held directly by Prestbury Investment Holdings Limited.

(7) Member of the Board of Directors and, together with Mr. Nigel Wray, the controlling shareholders of Prestbury Investment Holdings Limited. Includes 25,000,000 shares of SportsNuts common stock held directly by Prestbury Investment Holdings Limited.

(8) Principal shareholder of SportsNuts. Includes 12,273,895 shares of SportsNuts common stock held directly by Gardner Management, Inc. Profit Sharing Plan and Trust and 6,030,740 shares of SportsNuts common stock issuable upon the exercise of a convertible promissory note held by the Trust. The Gardner Management, Inc. Profit Sharing Plan and Trust is not affiliated with Chene Gardner.

(9) Trustee of the Gardner Management, Inc. Profit Sharing Plan and Trust. Includes 12,273,895 shares of SportsNuts common stock held directly by Gardner Management, Inc. Profit Sharing Plan and Trust. Mr. Gardner is not a relative of Chene Gardner, the Chief Financial Officer of Synerteck.

(10) Principal shareholder of SportsNuts. Includes 1,071,429 shares held directly by Moore, Clayton & Co., Inc. and certain promissory notes held by Moore, Clayton that are convertible at the option of Moore, Clayton into 12,540,438 shares of SportsNuts common stock.

(11) Member of the Board of Directors and, together with Ms. Sharon Clayton, the controlling shareholders of Moore, Clayton & Co., Inc. Includes 1,071,429 shares held directly by Moore, Clayton and certain promissory notes held by Moore, Clayton that are convertible at the option of Moore, Clayton into 12,540,438 shares of SportsNuts common stock.

(12) Member of the Board of Directors and, together with Mr. Anthony Moore, the controlling shareholders of Moore, Clayton & Co., Inc. Includes 1,071,429 shares held directly by Moore, Clayton and certain promissory notes held by Moore, Clayton that are convertible at the option of Moore, Clayton into 12,540,438 shares of SportsNuts common stock.

(13) Principal shareholder of SportsNuts. Includes 5,000,000 shares of SportsNuts common stock held directly by Mr. Brigstocke.

(14) Principal shareholder of SportsNuts. Includes 5,000,000 shares of SportsNuts common stock held directly by Mr. Shell and 2,500,000 shares of SportsNuts common stock held by Kelli Shell, the wife of Mr. Shell.

(15) Principal shareholder of SportsNuts. Includes 5,000,000 shares of SportsNuts common stock held directly by Mr. Chambers.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         Directors and Executive Officers

Name                                               Age             Position(1)
----                                               ---             --------
Clayton B. Barlow                                   33             President and Director
Chene Gardner                                       39             Chief Financial Officer and Director
Kenneth I. Denos                                    36             Director

(1) Officers hold their position at the pleasure of the board of directors, absent any employment agreement.

     Clayton B. Barlow, age 33, is the President of Synerteck and is a member of the Synerteck board of directors. Mr. Barlow was appointed to the board of directors of Synerteck in January, 2004 for a one-year term expiring January, 2005 and has been the President of Synerteck prior to its corporate formation (as a division of SportsNuts, Inc.) since December, 2000. Prior to his association with Synerteck, from October, 1999 to December, 2000, Mr. Barlow was an international project manager for STSN, Inc., a Salt Lake City-based provider of high speed internet access for the hospitality industry with a focus on business hotels. At STSN, Mr. Barlow was responsible for designing and integrating hotel internet infrastructure with access units in each hotel room. From September, 1997 to October, 1999, Mr. Barlow was the President of Maxim Mortgage, Corp., a residential mortgage broker based in Salt Lake City, Utah. Mr. Barlow holds MCSE 2000, MCP, and A+ certifications. Mr. Barlow is not a director of any other company filing reports pursuant to the Securities Exchange Act of 1934.

     Chene Gardner, age 39, is the Chief Financial Officer of Synerteck and a member of the Synerteck board of directors. Mr. Gardner was appointed to the board of directors of Synerteck in January, 2004 for a one-year term expiring January, 2005 and has been the Chief Financial Officer of Synerteck since its inception. Mr. Gardner also serves as the financial controller for SportsNuts, Inc., the parent corporation of Synerteck, and has served in this capacity since September, 1999. Prior to his association with SportsNuts, from January, 1997 to September, 1999, Mr. Gardner served as Financial Manager for Aluminum Builders, Inc., a producer of various home improvement items. Mr. Gardner also has five years of auditing and accounting experience with the firm of Deloitte & Touche LLP from June 1990 to August, 1995, serving clients in the banking, manufacturing, and retail industries. Mr. Gardner holds Bachelor and Master of Accounting degrees from Weber State University. Mr. Gardner is not a director of any other company filing reports pursuant to the Securities Exchange Act of 1934.

     Kenneth I. Denos, age 36, has been a member of the board of directors of Synerteck since its formation in March, 2001, and is currently serving a one-year term expiring January, 2005. Mr. Denos also serves as the Chief Executive Officer and a director of SportsNuts, Inc., the parent corporation of Synerteck and a filer or reports pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934. Mr. Denos has served as a member of the SportsNuts, Inc. board of directors since April, 1999 and has served as its Chief Executive Officer since March, 2000. >From April, 1999 until March, 2000, he served as Executive Vice President and General Counsel for SportsNuts. From November, 1998 until April, 1999, he served as Executive Vice President of SportsNuts.com, Inc., a privately held corporation in which a controlling interest was acquired by SportsNuts, Inc. (the parent corporation of Synerteck) in April, 1999. From March, 1996 until November, 1998, Mr. Denos was an attorney with the Salt Lake City-based law firm of Jones, Waldo, Holbrook & McDonough, P.C. Mr. Denos currently serves on the board of directors of Healthcare Enterprise Group PLC (LSE:HCEG), a London-based healthcare products distribution and advisory firm. Mr. Denos is a licensed attorney in the State of Utah and is a member of the American Bar Association. Mr. Denos holds a Bachelor of Science degree in Business Finance and Political Science, a Master of Business Administration Degree, and a Juris Doctor, all received from the University of Utah. Other than SportsNuts, Inc., Mr. Denos is not a director of any other company filing reports pursuant to the Securities Exchange Act of 1934.

     Control Persons

     Synerteck is a wholly-owned subsidiary of SportsNuts, Inc., a company traded on the OTC Electronic Bulletin Board that files reports under Sections 13(a) and 15(d) of the Securities Exchange Act of 1934. Kenneth Denos is the sole director and executive officer of SportsNuts.

Board of Directors Meetings and Committees

     Although various items were reviewed and approved by the board of directors during 2001, the board of directors held no meetings during the fiscal year ended December 31, 2003.

     Synerteck does not have Audit or Compensation Committees of the board of directors.

Compensation of Directors

     Although we anticipate compensating the members of the Synerteck board of directors in the future at industry levels, the current members are not paid cash compensation for their service as directors. Each director may be reimbursed for certain expenses incurred in attending board of directors and committee meetings. We are contemplating the issuance of stock or stock options to our directors for their service on the Synerteck board of directors.

ITEM 6.  EXECUTIVE COMPENSATION

         The following table sets forth certain information regarding the annual and long-term compensation for services rendered in all capacities during the fiscal year ended December 31, 2003, 2002, and 2001 by Clayton Barlow, Synerteck's Chief Executive Officer. No other executive officer of Synerteck received more than $100,000 in total salary and bonus. Although Synerteck may, in the future, adopt a stock option plan or a stock bonus plan, no such plans exist.

Summary Compensation Table

                                                                                 Long-Term
                           Annual Compensation                                 Compensation
                           -------------------                                 ------------

                                                                                Securities
        Name and                                                                Underlying           All Other
   Principal Position             Year        Salary            Bonus             Options           Compensation
   ------------------          --------  ---------------        --------        ----------          ------------
Clayton Barlow                     2003  $   42,000             $  6,515              0              $    0
CEO                                2002  $   45,341             $    628              0                   0
                                   2001  $   23,750             $  3,163              0                   0
----------------------------------------------------------------------------------------------------------------

Employment Agreements

     None of our executive officers are subject to an employment agreement with Synerteck.


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Upon the formation of Synerteck in March 2001, SportsNuts paid $0 for 100,000 shares of Synerteck common stock and is presently Synerteck's sole shareholder. The consideration paid by SportsNuts in receiving the shares of Synerteck was in exchange for services rendered in connection with the organization and incorporation of Synerteck.

     Effective April 1, 2004, Synerteck entered into a management services agreement with SportsNuts, its sole shareholder, to receive various services, including use of computer servers and telecommunications equipment, accounting and bookkeeping services, limited legal services and advice, business development services, and administrative services for a fee equal to $750 per month. For the foreseeable future, we intend to utilize these services to assist us in maintaining Synerteck's reporting status under the Securities Exchange Act of 1934. The management services agreement is terminable by Synerteck or SportsNuts on ninety days written notice. A copy of Synerteck's management services agreement with SportsNuts has been included as an exhibit to this registration statement. The fees payable in connection with this agreement were based upon the following:

       - An average of five hours per month of bookkeeping services, valued at $70.00 per hour;

       - An average of two hours per month of routine legal services, valued at $125.00 per hour;

       - Fees for use of computer equipment and computer facilities access of $100.00 per month, comparable with charges to other subtenants of SportsNuts for such usage; and

       - Fees for use of routine office supplies of $50.00 per month, comparable with charges to other subtenants of SportsNuts for such usage.
                                       16

     Synerteck is subject to a month-to-month sublease with SportsNuts, its sole shareholder, for the use of office and hardware facilities. We pay SportsNuts a rental fee of $1,000 per month, which may increase as our business grows. Synerteck's rental fee is based on exclusive usage of approximately one-fourth of the office space of SportsNuts, which pays an aggregate rental rate of $4,250 per month and is comparable to rents charged to other subtenants of SportsNuts. We utilize these facilities for the operation of our day-to-day business. As Synerteck grows and expands, we may seek alternative arrangements for our executive offices and operations elsewhere in the Salt Lake City metropolitan area. Synerteck's sublease with SportsNuts is attached as an exhibit to this registration statement.

     Synerteck's three principal service agreements are with Moore Clayton & Co., Inc., SportsNuts, Inc. and Healthcare Enterprise Group PLC, each of which Kenneth Denos serves as a member of their respective boards of directors.
Kenneth Denos also serves as a member of the Board of Directors of Synerteck. Synerteck had revenues of $69,706 from Moore Clayton & Co., Inc. for the year ending December 31, 2003 and $12,000 from January 1 to March 31 of 2004. Synerteck had revenues of $5,000 from SportsNuts, Inc. for the year ending December 31, 2003 and $-0 from January 1 to March 31, 2004. Synerteck had revenues of $2,365 from Healthcare Enterprise Group, for the year ending December 31, 2003 and $3,189 from January 1 to March 31, 2004.

     When being retained for its services, we estimate the number of hours of service in an average month that a client will need, based upon the amount and complexity of the service requested for such month. For example, based on the following hours of service required per month, we will typically propose the corresponding service rates:

      -  1-10 hours ($125.00 per hour)

      -  11-40 hours ($80.00 per hour)

      -  41-80 hours ($65.00 per hour)

      -  81-150 hours ($50.00 per hour); and

      -  Over 150 hours ($40.00 per hour).

     We negotiate all such terms with our clients on an arms-length basis. Kenneth Denos, a member of the respective boards of directors of our three largest clients Moore, Clayton & Co., Inc., Healthcare Enterprise Group PLC, and SportsNuts, Inc., was not involved in negotiating the terms charged to these clients. The fees we charge to Moore, Clayton, Healthcare Enterprise Group, and SportsNuts are comparable with the rates we charge our other clients for similar services.


ITEM 8.  DESCRIPTION OF SECURITIES

     Common Stock. Synerteck was originally incorporated in Utah with 100,000 shares of common stock outstanding. Effective March 30, 2004, Synerteck was reincorporated in Delaware, whereupon each share of Synerteck-Utah was exchanged for five shares of Synerteck-Delaware. Consequently, as of the date of this registration statement, 500,000 shares of Synerteck are issued and outstanding. The Synerteck board of directors is authorized to issue 100,000,000 shares of common stock, par value $0.001 per share. All of the outstanding common stock of Synerteck is fully paid and non-assessable. Each share of Synerteck common stock is entitled to one vote. As a Synerteck shareholder, you will be entitled to receive dividends as a holder of Synerteck common stock on a pro rata basis if and when such dividends are declared by the board of directors. Synerteck has never paid a dividend and we do not anticipate doing so in the near future. Each share of common stock is entitled to share ratably in any assets available for distribution to holders of equity securities upon the liquidation of Synerteck.

         Preferred Stock. Synerteck's board of directors has the authority to issue up to 10,000,000 shares of preferred stock, par value $0.001 per share, in one or more series and to fix the rights, preferences, privileges, qualifications, limitations, and restrictions thereof, and the number of shares constituting any series or the designation of such series without shareholder approval. The existence of unissued preferred stock may enable Synerteck's board of directors, without further action by the stockholders, to issue such stock to persons friendly to current management or to issue such stock with terms that could render more difficult or discourage an attempt to obtain control of Synerteck, thereby protecting the continuity of Synerteck's management. No shares of preferred stock are outstanding and we have no current plans to issue any shares of preferred stock.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

     Synerteck has 500,000 shares of common stock outstanding, all of which are held by its parent corporation, SportsNuts, Inc. Synerteck has no other shares of capital stock, warrants, rights, options, or other instruments that are convertible into capital stock, outstanding. Although Synerteck may implement a stock option plan, bonus plan, or similar incentive plan for Synerteck's employees and other service providers, we presently do not have any such plans in place.

     Because Synerteck is a wholly-owned subsidiary of SportsNuts, its securities are not traded on any securities exchange or quotation medium. We anticipate that the shares of Synerteck will be spun-off on a pro-rata basis to the shareholders of SportsNuts. If Synerteck is spun-off, we will likely seek a registered broker-dealer to submit an application to the National Association of Securities Dealers to have the shares of Synerteck traded on the OTC Electronic Bulletin Board.

     We have never paid a dividend and do not anticipate paying any dividends in the future. Under Delaware General Corporate Law, we will only be able to pay dividends to the extent of (i) Synerteck's net profit for the current or previous year in which a dividend is declared; or (ii) the amount that Synerteck's current assets exceed the combination of its liabilities and its capital account.

ITEM 2.  LEGAL PROCEEDINGS

     None.


ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     None.


ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

     On March 1, 2004, Synerteck issued seven promissory notes to the following individuals in exchange for an aggregate of $50,000 in cash:

       -  Chene Gardner ($5,000);
o      -  Anthony Moore ($5,000);
o      -  Sharon Clayton ($5,000);
o      -  Todd Shell ($10,000)
o      -  Eslie Barlow ($10,000);
o      -  Walter Pera ($5,000); and
       - Enterprise Capital, LLC, a Utah limited liability company owned and controlled by Travis Pera ($10,000).

Mr. Moore, Ms. Clayton, Mr. Shell, and Mr. Barlow are all accredited investors. Messrs. Walter and Travis Pera are consultants to Synerteck, are experienced in financial matters, and are capable of understanding the merits and risks of holding the notes. Mr. Walter Pera is an experienced software programmer who has owned and operated several technology-based businesses and has provided information technology consulting services to Synerteck on an as-needed basis. Mr. Travis Pera has owned and operated several technology-based and computer instructional companies, has extensive contacts in the information technology industry, and provides business development services to Synerteck from time to time. The notes each mature three (3) years from the date of issuance, are unsecured, and bear interest at the rate of eight percent per annum. The notes also collectively entitled the holders to an aggregate of two percent (2%) of the gross revenues of Synerteck, commencing July 1, 2004 and ending on March 1, 2007. These payments will be accounted for as variable interest expense. No underwriting discounts or commissions were given or paid in connection with the issuance of these notes, and no general solicitation or advertising was used in connection with the issuance of the notes. The notes each contain provisions which restrict their transfer by the holders unless such transfer is both (i) approved by Synerteck in its reasonable discretion, and (ii) qualified, in the opinion of counsel for Synerteck, for an exemption under the Securities Act of 1933 We believe that these transactions were exempt from registration pursuant to Section 4(2) of the Securities Act of 1933.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Delaware General Corporate Law

     Section 102(b)(7) of the Delaware General Corporation Law ("DGCL") allows a corporation to eliminate or limit the personal liability of a director to the corporation or its shareholders for monetary damages for breach of fiduciary duty except for:(i) any breach of the duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) declaration of unlawful dividends or unlawful stock repurchases or redemptions; (iv) any transaction from which the director derived an improper benefit; or (v) any act or omission occurring prior to the date any such provision eliminating or limiting such liability became effective.

     Section 145(a) of the DGCL provides that a corporation may indemnify an officer or director who is or is threatened to be made a party to a proceeding (other than an action by or in the right of the corporation) by reason of the fact that such officer or director is or was (i) serving as an officer, director, employee, or agent of the corporation, or (ii) served at the request of such corporation as an officer, director, employee, or agent of another corporation or other enterprise or entity. Such indemnification may only be made if the officer's or director's conduct was in good faith and in a manner such person reasonably believed to be in or not opposed to the corporation's best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. Section 145(c) of the DGCL provides that a corporation shall indemnify an officer or director for his reasonable expenses in connection with the defense of any proceeding if the officer or director has been successful, on the merits or otherwise. Section 145(e) provides that a corporation may advance expenses to an officer or director who is made a party to a criminal or civil proceeding before a final disposition is made, if the corporation receives an undertaking by or on behalf of such officer or director to repay any amounts advanced if it is determined that such officer or director was not entitled to indemnification. Section 145(j) provides that the indemnification provisions of Section 145 continue for a person who has ceased to be an officer or director, and inures to the benefit of the heirs, executors, and administrators of such person. Section 145(g) provides that a corporation may purchase and maintain insurance on behalf of officers or directors, among others, against liabilities imposed upon them by reason of actions in their capacities as such, and whether or not the corporation would have the power to indemnify them against such liability under
Section 145.

Certificate of Incorporation

     Article VII of Synerteck's Certificate of Incorporation provides that the liability of directors to Synerteck or its stockholders is eliminated to the fullest extent permitted under the DGCL, as described in the preceding section.

Bylaws

     Article VI, Section 6.1(a) of Synerteck's Bylaws provides that an officer or director who was or is made party to, or is threatened to be made a party to, or is involved in any proceeding by reason of the fact that he or she is or was an officer or director, or is or was serving at the request of Synerteck as a director, officer, employee, or agent of another corporation, or as its representative in another enterprise shall be indemnified and held harmless to the fullest extent permitted and subject to the standards of conduct, procedures, and other requirements under Delaware law. Article, VI, Section

6.1(a) further provides that Synerteck may purchase and maintain insurance on behalf of an officer or director against any liability arising out of their status as such, whether or not the corporation would have the power to indemnify such officer or director.

     Article VI, Section 6.1(b) of the Bylaws provides that the right of an officer or director to indemnification shall continue beyond termination and such right inures to the benefit of the heirs and personal representatives of such officer or director.

     Article VI, Section 6.1(d) of the Bylaws provides that Synerteck shall, from time to time, reimburse or advance to an officer or director the funds necessary for payment of expenses incurred in connection with defending any proceeding for which he or she is indemnified by Synerteck, in advance of the final disposition of such proceeding, provided that, if then required by the DGCL, such advancements may only be paid upon the receipt by the corporation of an undertaking by or on behalf of such officer or director to repay any such amount so advanced if it is ultimately determined by a final and unappealable judicial decision that the officer or director is not entitled to be indemnified for such expenses.

                                    PART F/S
                              FINANCIAL INFORMATION



















                             SYNERTECK INCORPORATED

                   Audited Financial Statements for the Years
                        Ended December 31, 2003 and 2002
                        and Independent Auditors' Report



                                       and


                         Unaudited Financial Statements
                        for the Three-Month Periods Ended
                             March 31, 2004 and 2003



                                     F/S-1

                                    CONTENTS



Independent Auditors' Report........................................ F/S-3

Balance Sheets...................................................... F/S-4

Statements of Operations............................................ F/S-5

Statements of Stockholders' Equity (Deficit).........................F/S-6

Statements of Cash Flows............................................ F/S-7

Notes to the Financial Statements................................... F/S-8

Unaudited Financial Statements and Notes... ........................ F/S-14


                                      F/S-2

                          INDEPENDENT AUDITORS' REPORT



Board of Directors
Synerteck Incorporated


We have audited the accompanying balance sheets of Synerteck Incorporated as of December 31, 2003 and 2002 and the related statements of operations, stockholders' equity (deficit) and cash flows for the years ended December 31, 2003 and 2002 and for the period from inception on March 2, 2001 through December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Synerteck Incorporated as of December 31, 2003 and 2002 and the results of its operations and its cash flows for the years ended December 31, 2003 and 2002 and for the period from inception on March 2, 2001 through December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.




Bouwhuis, Morrill & Company, LLC
Layton, Utah
February 17, 2004, except for Note 9, as to which the date is July 14, 2004


                                     F/S-3

                             SYNERTECK INCORPORATED
                                 Balance Sheets

                                     ASSETS

                                                                                    December 31,
                                                                       ----------------------------------------
                                                                             2003                  2002
                                                                       ------------------    ------------------
CURRENT ASSETS


     Cash and cash equivalents (Note 2)                                 $     7,940           $   2,839
     Accounts receivable, net (Note 2)                                        5,095               8,688
                                                                       ------------------    ------------------

        Total Current Assets                                                 13,035              11,527
                                                                       ------------------    ------------------

PROPERTY AND EQUIPMENT, NET (Note 2)                                          3,119                 -
                                                                       ------------------    ------------------
OTHER ASSETS

     Receivable - related parties                                            16,497                 -
                                                                       ------------------    ------------------

        Total Other Assets                                                   16,497                 -
                                                                       ------------------    ------------------

        TOTAL ASSETS                                                    $    32,651            $  11,527
                                                                       ==================    ==================

                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES

     Accounts payable                                                    $   12,698                4,299
     Accrued expenses                                                         1,801                2,625
     Payable - related parties                                                   -                 9,603
     Income tax payable - related parties (Note 6)                            9,580                4,056
                                                                       ------------------    ------------------
        Total Current Liabilities                                            24,079               20,583
                                                                       ------------------    ------------------

STOCKHOLDERS' EQUITY (DEFICIT)

     Common stock, $0.001 par value; 100,000,000 shares
       authorized, 500,000 shares issued and outstanding                        500                 500
     Additional paid-in capital (deficit)                                      (500)               (500)
     Retained earnings (deficit)                                              8,572              (9,056)
                                                                       ------------------    ------------------

        Total Stockholders' Equity (Deficit)                                  8,572              (9,056)
                                                                       ------------------    ------------------

        TOTAL LIABILITIES AND STOCKHOLDERS'
        EQUITY (DEFICIT)                                                  $  32,651            $ 11,527
                                                                       ==================    ==================

    The accompanying notes are an integral part of these financial statements

                                     F/S-4

                             SYNERTECK INCORPORATED
                            Statements of Operations

                                                                                                   From Inception
                                                               For the Years Ended                     through
                                                                  December 31,                      December 31,
                                                     ----------------------------------------
                                                           2003                  2002                   2001
                                                     ------------------    ------------------    -------------------
NET REVENUES                                         ------------------    ------------------    -------------------

     Product revemie                                 $     29,228           $       -          $          -
     Service revenue                                       17,507                73,167                78,824
     Related party revenue                                 77,071                80,480                     -
                                                     ------------------    ------------------    -------------------

        Total Net Revenues                                123,806               153,647                78,824

OPERATING EXPENSES

     Cost of sales-product                                  6.098                   -                     -
     Cost of sales-service                                  8,816                15,228                16,619
     Cost of sales-related party                           15,000                23,000                   -
     General and administrative                            35,473                49,271                48,493
     Selling and marketing                                 25,086                41,096                20,942
     Research and development                              10,314                14,952                 8,062
                                                     ------------------    ------------------    -------------------

         Total Operating Expenses                          100,787              143,547                94,116
                                                     ------------------    ------------------    -------------------

INCOME (LOSS) FROM OPERATIONS                               23,019               10,100               (15,292)
                                                     ------------------    ------------------    -------------------

OTHER INCOME (EXPENSES)

     Interest expense                                           -                   (94)                    -
     Other income                                               50                   36                     -
     Interest income                                            83                  250                     -
                                                     ------------------    ------------------    -------------------

        Total Other Income (Expenses)                          133                  192                     -
                                                     ------------------    ------------------    -------------------

NET INCOME (LOSS) BEFORE INCOME TAXES                       23,152               10,292                (15,292)

PROVISION FOR INCOME TAXES (Note 6)                         (5,524)              (3,491)                  (565)
                                                     ------------------    ------------------    -------------------

NET INCOME (LOSS)                                      $    17,628           $    6,801            $   (15,857)
                                                     ==================    ==================    ===================

BASIC NET INCOME (LOSS) PER SHARE                      $      0.04           $     0.01            $     (0.03)
                                                     ==================    ==================    ===================

WEIGHTED AVERAGE NUMBER OF
SHARES OUTSTANDING                                         500,000              500,000                 500,000
                                                     ==================    ==================    ===================

    The accompanying notes are an integral part of these financial statements

                                     F/S-5

                             SYNERTECK INCORPORATED
                  Statements of Stockholders' Equity (Deficit)


                                                                     Common Stock                Additional            Accumulated
                                                         -------------------------------------    Paid-in
                                                              Shares              Amount          Capital                  Deficit
                                                         -----------------    ----------------  -------------         -------------


Balance at inception on March 2, 2001                               -           $      -              $   -                     -

Common stock issued to the
incorporator of the Company                                       500,000             500               (500)                   -

Net loss for the period from inception to
December 31, 2001                                                   -                  -                                   (15,857)
                                                         -----------------    ----------------    -----------         -------------

Balance, December 31, 2001                                        500,000             500               (500)              (15,857)

Net income for the year ended
December 31, 2002                                                   -                  -                                     6,801
                                                         -----------------    ----------------    -----------         ------------

Balance, December 31, 2002                                        500,000             500               (500)               (9,056)

Net income for the year ended
December 31, 2003                                                   -                  -                  -                 17,628
                                                         -----------------    ----------------    -----------         ------------

Balance, December 31, 2003                                        100,000       $     500            $  (500)            $   8,572
                                                         =================    ================    ===========         =============

    The accompanying notes are an integral part of these financial statements

                                     F/S-6

                             SYNERTECK INCORPORATED
                            Statements of Cash Flows


                                                                                                     From Inception
                                                                    For the Years Ended                  through
                                                                       December 31,                   December 31,
                                                            ------------------------------------
                                                                 2003                2002                 2001
                                                            ----------------    ----------------    -----------------
CASH FLOWS FROM OPERATING ACTIVITIES
     Net income (loss)                                      $   17,628           $  6,801             $      (15,857)
     Adjustments to reconcile net income (loss)
     to net cash provided by operating activities:
        Depreciation expense                                       503                  -                          -
        Bad debts expense                                        7,047             12,040                     18,225
     Change in operating assets and liabilities:
        Accounts receivable                                     (3,454)           (14,653)                   (24,300)
        Prepaids                                                     -              1,500                     (1,500)
        Due to/from related parties                            (26,100)           103,224                    (93,621)
        Income tax payable - related parties                     5,524              3,491                        565
        Accounts payable                                         8,399              4,299                          -
        Accrued expenses                                          (824)                (6)                     2,631
        Deferred revenue                                             -           (114,003)                   114,003
                                                            ----------------    ----------------    -----------------

        Net Cash Provided by Operating Activities                8,723              2,693                        146
                                                            ----------------    ----------------    -----------------
CASH FLOWS FROM INVESTING ACTIVITIES

     Purchases of property and equipment                        (3,622)                -                           -
                                                            ----------------    ----------------    -----------------

        Net Cash Used in Investing Activities                   (3,622)                -                           -
                                                            ----------------    ----------------    -----------------


CASH FLOWS FROM FINANCING ACTIVITIES                                 -                 -                           -
                                                            ----------------    ----------------    -----------------

NET INCREASE IN CASH & CASH EQUIVALENTS                          5,101              2,693                        146

CASH AND CASH EQUIVALENTS,
BEGINNING OF PERIOD                                              2,839                146                          -
                                                            ----------------    ----------------    -----------------
CASH AND CASH EQUIVALENTS,
END OF PERIOD                                               $    7,940          $    2,839          $            146
                                                            ================    ================    =================

SUPPLEMENTAL DISCLOSURES:

     Cash paid for interest                                 $        -          $      94           $              -
     Cash paid for income taxes                             $        -          $       -           $              -

    The accompanying notes are an integral part of these financial statements

                                     F/S-7

                             SYNERTECK INCORPORATED
                        Notes to the Financial Statements
                           December 31, 2003 and 2002

NOTE 1 -      ORGANIZATION AND DESCRIPTION OF BUSINESS

              Synerteck Incorporated (the Company) was incorporated under the laws of the State of Delaware on March 30, 2004 with authorized common stock of 100,000,000 shares and authorized preferred stock of 10,000,000 shares. Both classes of stock have a par value of $0.001 per share

              The Company was originally formed as Synerteck Incorporated under the laws of the State of Utah on March 2, 2001. The Company determined that its business purpose would be better served if it reincorporated into the State of Delaware (Note 9).

              A wholly owned subsidiary of SportsNuts, Inc., the Company was created to be a technology partner with SportsNuts, Inc. for a variety of organizations, both sports and non-sports related, that require information technology services. These services include website hosting, website design and maintenance, computer hardware leasing, hardware and software programming and configuration, wide area network and local area network configuration, and other related services.

NOTE 2 -      SIGNIFICANT ACCOUNTING POLICIES

              This summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who are responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements. The following policies are considered to be significant:

              a.  Accounting Method

              The Company recognizes income and expenses based on the accrual method of accounting. The Company has elected a calendar year-end.

              b.  Cash and Cash Equivalents

              Cash equivalents are generally comprised of certain highly liquid investments with original maturities of less than three months.

              c. Use of Estimates in the Preparation of Financial Statements

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                                     F/S-8

              d.  Basic Net Loss per Share of Common Stock

              In accordance with Financial Accounting Standards No. 128, "Earnings per Share," basic net loss per common share is based on the weighted average number of shares outstanding during the periods presented. Diluted earnings per share is computed using weighted average number of common shares plus dilutive common share equivalents outstanding during the period. There are no common stock equivalents as of December 31, 2003 and 2002.

              e.       Allowance for Doubtful Accounts

              Accounts receivable are recorded net of the allowance for doubtful accounts. The Company generally offers 30-day credit terms on sales to its customers and requires no collateral. The Company maintains an allowance for doubtful accounts which is determined based on a number of factors, including each customer's financial condition, general economic trends and management judgement. As of December 31, 2003 and 2002, the allowance for doubtful accounts was $31,612 and $26,065, respectively.

              f.       Property and Equipment

              Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. When assets are disposed of, the cost and accumulated depreciation (net book value of the assets) are eliminated and any resultant gain or loss reflected accordingly. Betterments and improvements are capitalized over their estimated useful lives whereas repairs and maintenance expenditures on the assets are charged to expense as incurred.
                                                          Estimated
                                                         Useful Lives
                                                         ------------
                      Computer Equipment                    5 Years

              Depreciation expense for the years ended December 31, 2003 and 2002 was $503 and $-0-, respectively.

              g.       Revenue Recognition

              Products and services provided by the Company are broken down into two categories for revenue recognition purposes, they are: services, and off-the-shelf hardware/software product sales. The revenue recognition policy for these categories is as follows:

              Revenue is recognized upon completion of services or delivery of goods where the sales price is fixed or determinable and collectibility is reasonably assured. Revenue is not recognized until persuasive evidence of an arrangement exists. Advance customer payments are recorded as deferred revenue until such time as they are recognized. Product sales are solely derived from the resale of off-the-shef hardware and software packages. Product sales are not warranted by the Company and may be subject only to warranties that may be provided by the product manufacturer.


                                     F/S-9

              h.       Recent Accounting Pronouncements

              In April 2002, the Financial Accounting Standards Board issued Statement No. 145 ("SFAS 145"), "Rescission of FASB Statements Nos. 4, 44, and 64 and Amendment of FASB Statement No. 13." SFAS 145 addresses the presentation for losses on early retirements of debt in the statement of operations. The Company has adopted SFAS 145 and will not present losses on early retirements of debt as an extraordinary item.


              In June 2002, the Financial Accounting Standards Board issued Statement No. 146 ("SFAS 146"), "Accounting for Costs Associated with Exit or Disposal Activities." The provisions of SFAS 146 become effective for exit or disposal activities commenced subsequent to December 31, 2002. The adoption of SFAS 146 had no impact on the Company's financial position, results of operations or cash flows.


              In November 2002, the Financial Accounting Standards Board issued FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies (for guarantees issued after January 1, 2003) that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligations undertaken in issuing the guarantee. At December 31, 2003, the Company does not have any outstanding guarantees and accordingly does not expect the adoption of FIN 45 to have any impact on its financial position, results of operations or cash flows.

NOTE 3 -      RELATED PARTY TRANSACTIONS

              The Company is a wholly owned subsidiary of SportsNuts, Inc. During the ordinary course of business there may be amounts due to or from any of the companies in the consolidated entity. These amounts are classified as either net receivables or net payables - related parties. Synerteck records all expenses related to their operations in their financial statements, therefore, there are no adjustments which would be required to present the Company's financial statements as if it had operated as an unaffiliated entity.

              At December 31, 2003 the Company has a net related party receivable of $6,917 and at December 31, 2002 the Company has a net related party payable of $13,659.

              Service Agreement

              On March 2, 2002, the Company entered into an oral agreement to provide IT related services to a company affiliated by common management and shareholders. These services include network engineering, architecture and design, website and e-mail hosting, network hosting and website design. The fee for these services varies depending on the level of service but ranges between $4,000 and $9,000 per month. Additional project based fees may be negotiated.


                                     F/S-10

              Management Services Agreement (See Note 8)

              Service Agreement (See Note 8)

              Office Space

              The Company is subject to a month-to-month rental agreement for its office space with SportsNuts, Inc. Currently the rental fee is $1,000 per month and is subject to increase as more space is needed or due to economic factors. During the years ended December 31, 2003, 2002 and 2001 the Company paid SportsNuts, Inc. $12,000, $12,000 and $9,000, respectively, for office space. The terms of this agreement are similar to those of other, unrelated, companies renting office space from SportsNuts, Inc.

NOTE 4 -      EQUITY TRANSACTIONS

              100,000 common shares of Synerteck (Utah) were issued to the incorporator upon incorporation. The shares were issued at no value.

              500,000 common shares of Synerteck (Delaware) were issued on the basis of 5-for-1 for all of the outstanding shares of Synerteck
              (Utah) as part of the Company's reincorporation into the state of Delaware. All references to shares issued and outstanding in the financial statements have been retroactively restated to reflect the effects of this change in capital structure.

NOTE 5 -      FINANCIAL INSTRUMENTS

              Statement of Financial Accounting Standards No. 107 (SFAS 107), "Disclosures about Fair Value of Financial Instruments" requires disclosure of the fair value of financial instruments held by the Company. SFAS 107 defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The following methods and assumptions were used to estimate fair value:

              The carrying amount of cash equivalents, accounts receivable and accounts payable approximate fair value due to their short-term nature.


NOTE 6 -      INCOME TAXES

              The Company is a wholly-owned subsidiary of SportsNuts, Inc. and has been filing a consolidated tax return. For the purposes of these financial statements income tax expense has been calculated on the separate return basis as if the Company were not a part of a consolidated entity. Income tax related liabilities are payable to its parent, SportsNuts, Inc.


                                     F/S-11

              The provision for income taxes as of December 31, 2003 and 2002 is detailed in the following summary:

                                                                                        December 31,
                                                              ---------------------------------------------------------
                                                                       2003                 2002                 2001
                                                              ------------------  -------------------------------------
               Current:

               Federal income taxes                           $           4,089    $         2,584    $             418
               State income taxes                                         1,435                907                  147
                                                              -----------------    ----------------    -----------------

               Income tax expense                             $           5,524    $         3,491    $             565
                                                              =================    ===============    =================

              A reconciliation of income taxes at the state and federal statutory rate to the effective tax rate is as follows:

                                                                                        December 31,
                                                              ---------------------------------------------------------
                                                                       2003                 2002                 2001
                                                              ------------------  -------------------------------------
               Income taxes computed at the state
                 and federal statutory rates (5% and
                 15%, respectively)                             $         4,630    $         2,059   $           (3,058)
               Increase in allowance for bad debts                        1,109              1,568                3,645
               State income taxes                                          (215)              (136)  $              (22)
                                                                ----------------    ---------------- ------------------

               Income tax expense                               $         5,524    $         3,491   $              565
                                                                ===============    ===============   ==================


NOTE 7 -      COMMITMENTS AND CONTINGENCIES

              Major Customers

              For the year ended December 31, 2003, one customer generated revenues in excess of 10% of the Company's total revenues. Revenue from this customer totaled $96,428 (a related party) or 78%.

              For the year ended December 31, 2002, three customers generated revenues in excess of 10% of the Company's total revenues. Revenues from these customers totaled $57,384 (a related party), $25,812 (a related party), and $23,000 (a related party) or 37%, 17%, and 15%, respectively.

NOTE 8 -      SUBSEQUENT EVENTS

              On February 9, 2004, the Board of Directors approved the Company's amended and restated Articles of Incorporation (Amendment). The Amendment increases the authorized shares of common stock from 1,000,000 to 100,000,000 shares. The Amendment also provides for a new class of stock. The new class of stock is preferred

                                     F/2-12
              stock with 10,000,000 shares authorized. Both common and prefer-red stock have no par value.

              Effective April 1, 2004, the Company entered into a management services agreement with SportsNuts, Inc., its sole shareholder, to receive various services including use of information technologies, accounting and bookkeeping services, and limited legal, business development and administrative services for a non-refundable fee of $750 per month. No minimum or specific performance is required by the terms of this agreement.

              Effective April 1, 2004, the Company entered into a service agreement with SportsNuts, Inc., its sole shareholder, to provide various services including network and server maintenance and support, user support and website maintenance. In exchange for these services SportsNuts, Inc. will pay to the Company a non-refundable fee of $2,000 per month. No minimum or specific performance is required by the terms of this agreement.

NOTE 9 -      SUBSEQUENT EVENTS, REINCORPORATION

              On April 5, 2004, the Company reincorporated into the State of Delaware by filing with the state a Certificate of Merger whereby Synerteck Incorporated (Utah) merged with and into Synerteck Incorporated (Delaware) which was incorporated for this purpose on March 30, 2004. As part of the merger five common shares of Synerteck (Delaware) were issued for each outstanding common share of Synerteck (Utah) for a total of 500,000 common shares of Synerteck (Delaware) issued upon incorporation. All references to shares issued and outstanding in the financial statements have been retroactively restated to reflect the effects of this change in capital structure.



                                     F/S-13

                                            SYNERTECK INCORPORATED
                                                Balance Sheets

                                                    ASSETS

                                                                           March 31,           December 31,
                                                                             2004                  2003
                                                                       ------------------    ------------------
                                                                          (Unaudited)
CURRENT ASSETS

     Cash and cash equivalents (Note 2)                                $        63,253        $      7,940
     Accounts receivable, net (Note 2)                                           4,373               5,095
                                                                       ------------------     -----------------

        Total Current Assets                                                    67,626              13,035
                                                                       ------------------     -----------------

PROPERTY AND EQUIPMENT, NET (Note 2)                                             2,817               3,119
                                                                       ------------------     -----------------

OTHER ASSETS

     Receivable - related parties                                               12,374              16,497
                                                                       ------------------     -----------------

        Total Other Assets                                                      12,374              16,497
                                                                       ------------------     -----------------

        TOTAL ASSETS                                                   $        82,817        $     32,651
                                                                       ==================     =================

                                     LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
     Accounts payable                                                  $         9,030       $        12,698
     Accrued expenses                                                              923                 1,801
     Income tax payable - related parties (Note 6)                               9,580                 9,580
                                                                       ------------------    ------------------

        Total Current Liabilities                                               19,533                24,079
                                                                       ------------------    ------------------

LONG TERM LIABILITIES

     Notes payable                                                             50,000                    -
                                                                       ------------------    ------------------

        Total Long Term Liabilities                                            50,000                    -
                                                                       ------------------    ------------------

STOCKHOLDERS' EQUITY

     Common stock, $0.001 par value; 100,000,000 shares
      authorized, 500,000 shares issued and outstanding                           500                   500
     Additional paid-in capital                                                  (500)                 (500)
     Retained earnings                                                         13,284                 8,572

        Total Stockholders' Equity                                             13,284                 8,572
                                                                       ------------------    ------------------

        TOTAL LIABILITIES AND STOCKHOLDERS'
        EQUITY                                                         $       82,817        $       32,651
                                                                       ==================    ==================

    The accompanying notes are an integral part of these financial statements


                                     F/S-14

                                                   SYNERTECK INCORPORATED
                                                  Statements of Operations
                                                         (Unaudited)

                                                                              For the Three Months Ended
                                                                                      March 31,
                                                                ------------------------------------------------------
                                                                          2004                         2003
                                                                -------------------------    -------------------------

NET REVENUES
    Product revenue                                            $                  11,152     $                  1,920
    Service revenue                                                                9,813                        3,276
    Related party revenue                                                         15,189                       17,706
                                                               -------------------------     ------------------------

        Total Net Revenues                                                 $      36,154                       22,902
                                                                -------------------------    -------------------------
OPERATING EXPENSES

     Cost of sales-product                                                         3,725                        1.255
     Cost of sales-service                                                         8,516                          643
     Cost of sales-related party                                                   3,900                        5,000
     General and administrative                                                    8,908                        7,086
     Selling and marketing                                                         3,806                        6,587
     Research and development                                                      1,531                        2,635
                                                                -------------------------    -------------------------

        Total Operating Expenses                                                  30,386                       23,206
                                                                -------------------------    -------------------------

INCOME (LOSS) FROM OPERATIONS                                                      5,768                         (304)
                                                                -------------------------    -------------------------
OTHER INCOME (EXPENSES)

     Interest income                                                                  67                            -
                                                                -------------------------    -------------------------

        Total Other Income (Expenses)                                                 67                            -
                                                                -------------------------    -------------------------

NET INCOME (LOSS) BEFORE INCOME TAXES                                              5,835                        (304)

PROVISION FOR INCOME TAXES (Note 6)                                              (1,123)                            -
                                                                -------------------------    -------------------------

NET INCOME (LOSS)                                                          $       4,712                   $    (304)
                                                                =========================    =========================

BASIC NET INCOME (LOSS) PER SHARE                                       $           0.01                    $    0.00
                                                                =========================    =========================

WEIGHTED AVERAGE NUMBER OF
SHARES OUTSTANDING                                                              500,000                      500,000
                                                                =========================    =========================

    The accompanying notes are an integral part of these financial statements

                                     F/S-15

                             SYNERTECK INCORPORATED
                  Statements of Stockholders' Equity (Deficit)


                                                                     Common Stock                Additional
                                                         -------------------------------------    Paid-in           Accumulated
                                                              Shares              Amount          Capital             Deficit
                                                         -----------------    ----------------   ----------      -----------------


Balance, December 31, 2002                                      500,000       $         500           (500)       $       (9,056)

Net income for the year ended
December 31, 2003                                                     -                   -              -                17,628
                                                         -----------------    ----------------    ---------       ---------------

Balance, December 31, 2003                                      500,000                 500           (500)                8,572

Net income for the three months ended
March 31, 2004 (unaudited)                                            -                   -              -                 4,712
                                                         -----------------    ----------------    ---------      ---------------

Balance, March 31, 2004 (unaudited)                             100,000                   -        $  (500)               13,284
                                                         =================    ================    =========      ===============


    The accompanying notes are an integral part of these financial statements



                                     F/S-16

                             SYNERTECK INCORPORATED
                            Statements of Cash Flows
                                   (Unaudited)

                                                                                  For the Three Months Ended
                                                                                          March 31,
                                                                         ---------------------------------------------
                                                                                 2004                     2003
                                                                         ---------------------    ---------------------
CASH FLOWS FROM OPERATING ACTIVITIES

     Net income (loss)                                                   $              4,712      $              (304)
     Adjustments to reconcile net income (loss)
      to net cash provided by operating activities:
        Depreciation expense                                                              302                        -
     Change in operating assets and liabilities:
        Accounts receivable                                                               722                   (5,720)
        Due to/from related parties                                                     4,123                    4,000
        Accounts payable                                                               (3,668)                     555
        Accrued expenses                                                                 (878)                   (1,143)
                                                                         ---------------------    ---------------------

        Net Cash Provided (Used) by Operating Activities                                5,313                    (2,632)
                                                                         ---------------------    ---------------------

CASH FLOWS FROM INVESTING ACTIVITIES                                                       -                         -
                                                                         ---------------------    ---------------------

CASH FLOWS FROM FINANCING ACTIVITIES

     Proceeds from issuance of long-term debt                                          50,000                        -
                                                                         ---------------------    ---------------------

        Net Cash Provided by Financing Activities                                      50,000                        -
                                                                         ---------------------    ---------------------

NET INCREASE (DECREASE IN CASH & CASH EQUIVALENTS                                      55,313                    (2,632)

CASH AND CASH EQUIVALENTS,
BEGINNING OF PERIOD                                                                     7,940                     2,839
                                                                         ---------------------    ---------------------

CASH AND CASH EQUIVALENTS,
END OF PERIOD                                                            $             63,253     $                 207
                                                                         =====================    =====================

SUPPLEMENTAL DISCLOSURES:

     Cash paid for interest                                              $                 -      $                 -
     Cash paid for income taxes                                          $                 -      $                 -

    The accompanying notes are an integral part of these financial statements

                                     F/S-17

                             SYNERTECK INCORPORATED
                        Notes to the Financial Statements
                      March 31, 2004 and December 31, 2003

NOTE 1 -      ORGANIZATION AND DESCRIPTION OF BUSINESS

              Synerteck Incorporated (the Company) was incorporated under the laws of the State of Delaware on March 30, 2004, with authorized common stock of 100,000,000 shares and authorized preferred stock of 10,000,000 shares. Both classes of stock have a par value of $0.001 per share..

              The Company was originally formed as Synerteck Incorporated under the laws of the State of Utah on March 2, 2001. The Company determined that its business purpose would be better served if it reincorporated into the State of Delaware (Note 9).

              A wholly owned subsidiary of SportsNuts, Inc., the Company was created to be a technology partner with SportsNuts, Inc. for a variety of organizations, both sports and non-sports related, that require information technology services. These services include website hosting, website design and maintenance, computer hardware leasing, hardware and software programming and configuration, wide area network and local area network configuration, and other related services.

NOTE 2 -      SIGNIFICANT ACCOUNTING POLICIES

              This summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who are responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements. The following policies are considered to be significant:

              a.  Accounting Method

              The Company recognizes income and expenses based on the accrual method of accounting. The Company has elected a calendar year-end.

              b.  Cash and Cash Equivalents

              Cash equivalents are generally comprised of certain highly liquid investments with original maturities of less than three months.

              c. Use of Estimates in the Preparation of Financial Statements

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                                     F/S-18

              d.  Basic Net Loss per Share of Common Stock

              In accordance with Financial Accounting Standards No. 128, "Earnings per Share," basic net loss per common share is based on the weighted average number of shares outstanding during the periods presented. Diluted earnings per share is computed using weighted average number of common shares plus dilutive common share equivalents outstanding during the period. There are no common stock equivalents as of March 31, 2004 and December 31, 2003.

              e.       Allowance for Doubtful Accounts

              Accounts receivable are recorded net of the allowance for doubtful accounts. The Company generally offers 30-day credit terms on sales to its customers and requires no collateral. The Company maintains an allowance for doubtful accounts which is determined based on a number of factors, including each customer's financial condition, general economic trends and management judgement. As of March 31, 2004 and December 31, 2003, the allowance for doubtful accounts was $31,612.

              f.       Property and Equipment

              Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. When assets are disposed of, the cost and accumulated depreciation (net book value of the assets) are eliminated and any resultant gain or loss reflected accordingly. Betterments and improvements are capitalized over their estimated useful lives whereas repairs and maintenance expenditures on the assets are charged to expense as incurred.
                                                    Estimated
                                                    Useful Lives
                                                    ------------
                      ComputerEquipment                5 Years

              Depreciation expense for the quarters ended March 31, 2004 and 2003 was $302 and $-0-, respectively.

              g.       Revenue Recognition

              Products and services provided by the Company are broken down into two categoriese for revenue recognition purposed, they are: services, and off-the-shelf hardware/software product sales. The revenue recognition policy for these categories is as follows:

              Revenue is recognized upon completion of services or delivery of goods where the sales price is fixed or determinable and collectibility is reasonably assured. Revenue is not recognized until persuasive evidence of an arrangement exists. Advance customer payments are recorded as deferred revenue until such time as they are recognized. Product sales are solely derived from the resale of off-the-shelf hardware and software packages. Product sales are not warranted by the Company and may be subject only to warranties that may be provided by the product manufacturer.

                                     F/S-19

              h.  Recent Accounting Pronouncements

              In April 2002, the Financial Accounting Standards Board issued Statement No. 145 ("SFAS 145"), "Rescission of FASB Statements Nos. 4, 44, and 64 and Amendment of FASB Statement No. 13." SFAS 145 addresses the presentation for losses on early retirements of debt in the statement of operations. The Company has adopted SFAS 145 and will not present losses on early retirements of debt as an extraordinary item.

              In June 2002, the Financial Accounting Standards Board issued Statement No. 146 ("SFAS 146"), "Accounting for Costs Associated with Exit or Disposal Activities." The provisions of SFAS 146 become effective for exit or disposal activities commenced subsequent to December 31, 2002. The adoption of SFAS 146 had no impact on the Company's financial position, results of operations or cash flows.


              In November 2002, the Financial Accounting Standards Board issued FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies (for guarantees issued after January 1, 2003) that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligations undertaken in issuing the guarantee. At December 31, 2003, the Company does not have any outstanding guarantees and accordingly does not expect the adoption of FIN 45 to have any impact on its financial position, results of operations or cash flows.

NOTE 3 -      RELATED PARTY TRANSACTIONS

              The Company is a wholly owned subsidiary of SportsNuts, Inc. During the ordinary course of business there may be amounts due to or from any of the companies in the consolidated entity. These amounts are classified as either net receivables or net payables - related parties. Synerteck records all expenses related to their operations in their financial statements, therefore, there are no adjustments which would be required to present the Company's financial statements as if it had operated as an unaffiliated entity.

              At March 31, 2004 the Company has a net related party receivable of $2,794 and at December 31, 2003 the Company has net related party payable of $6,917.

              On March 1, 2002, the Company entered into an oral agreement to provide IT related services to a company affiliated by common management and shareholders. These services include network engineering, architecture and design, website and e-mail hosting, network hosting and website design. The fee for these services varies

                                   F/S-20
              depending on the level of service but ranges between $4,000 and $7,000 per month. Additional project based fees may be negotiated.

              Management Services Agreement (See Note 8)

              Service Agreement (See Note 8)

              Office Space

              The Company is subject to a month-to-month rental agreement for its office space with SportsNuts, Inc. Currently, the rental fee is $1,000 per month and is subject to increase as more space is needed or due to economic factors. During the years ended December 31, 2003, 2002 and 2001 the Company paid SportsNuts, Inc. $12,000, $12,000 and $9,000, respectively, for office space. The terms of this agreement are similar to those of other, unrelated, companies renting office space from SportsNuts, Inc.

NOTE 4 -      EQUITY TRANSACTIONS

              100,000 common shares of Synerteck (Utah) were issued to the incorporator upon incorporation. The shares were issued at no value.

              500,000 common shares of Synerteck (Delaware) were issued on the basis of 5-for-1 for all of the outstanding shares of Synerteck
              (Utah) as part of the Company's reincorporation into the State of Delaware. All references to shares issued and outstanding in the financial statements have been retroactively restated to reflect the effects of this change in capital structure.

NOTE 5 -      FINANCIAL INSTRUMENTS

              Statement of Financial Accounting Standards No. 107 (SFAS 107), "Disclosures about Fair Value of Financial Instruments" requires disclosure of the fair value of financial instruments held by the Company. SFAS 107 defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The following methods and assumptions were used to estimate fair value:

              The carrying amount of cash equivalents, accounts receivable and accounts payable approximate fair value due to their short-term nature.


                                     F/S-21

NOTE 6 -      INCOME TAXES

              The Company is a wholly-owned subsidiary of SportsNuts, Inc. and has been filing a consolidated tax return. For the purposes of these financial statements income tax expense has been calculated on the separate return basis as if the Company were not a part of a consolidated entity. Income tax related liabilities are payable to its parent, SportsNuts, Inc.


              The provision for income taxes as of March 31, 2004 and 2003 is detailed in the following summary:

                                                                                              March 31,
                                                                            --------------------------------------
                                                                                     2004                2003
                                                                            ------------------  ------------------
                           Current:
                           Federal income taxes                             $              831  $              -
                           State income taxes                                              292                 -
                                                                            ------------------  ------------------

                           Income tax expense                               $            1,123  $
                                                                            ==================  ==================

              A reconciliation of income taxes at the state and federal statutory rate to the effective tax rate is as follows:

                                                                                               March 31,
                                                                            --------------------------------------
                                                                                     2004                2003
                                                                            ------------------  ------------------

                      Income taxes computed at the state
                       and federal statutory rate (5% and
                        15%, respectivlely                                  $            1,167  $               -
                      State income taxes                                                   (44)                 -
                                                                            ------------------   ------------------

                      Income Tax Expense                                    $            1,123  $               -
                                                                            ==================  ===================

NOTE 7 -      NOTES PAYABLE

              Notes payable consisted of the following:

                                                                                               March 31,
                                                                            --------------------------------------
                                                                                     2004                2003
                                                                            ------------------  ------------------
                      Notes payable to individuals,
                      unsecured, interest at 8%, principal
                      and interest due March 1, 2007                        $           50,000  $              -
                                                                            ------------------  -----------------

                      Total notes payable                                   $           50,000  $              -
                                                                            ==================  =================

              The notes also collectively entitle the holders to an aggregate of two percent (2%) of the gross revenues of the Company, commencing July 1, 2004. These payments will be accounted for as variable interest expense.

                                     F/S-22

NOTE 8-       SUBSEQUENT EVENTS

              Effective April 1, 2004, the Company entered into a management services agreement with SportsNuts, Inc., its sole shareholder, to receive various services including use of information technologies, accounting and bookkeeping services, and limited legal, business development and administrative services for a non-refundable fee of $750 per month. No minimum or specific performance is required by the terms of this agreement.

              Effective April 1, 2004, the Company entered into a service agreement with SportsNuts, In., its sole shareholder, to provide various services including network and server maintenance and support, user support and website maintenance. In exchange for these services SportsNuts, Inc. will pay to the Company a non-refundable fee of $2,000 per month. No minimum or specific performance is required by the terms of this agreement.

NOTE 9 - SUBSEQUENT EVENTS, REINCORPORATION

              On April 5, 2004, the Company reincorporated into the State of Delaware by filing with the state of Certificate of Merger whereby Synerteck Incorporated (Utah) merged with and into Synerteck Incorporated (Delaware) which was incorporated for this purpose on March 30, 2004. As part of the merger five common shares of Synerteck (Delaware) were issued for each outstanding common share of Synerteck (Utah) for a total of 500,000 common shares of Synerteck (Delaware) issued upon incorporation. All references to shares issued and outstanding in the financial statements have been retroactively restated to reflect the effects of this change in capital structure.


                                     F/S-23

PART III

ITEM 1.  INDEX TO EXHIBITS

    Exhibit
    Number            Title of Document
-------------         ----------------------------------------------------------
      3.1             Certificate of Incorporation of Synerteck Incorporated,
                      a Delaware corporation.

      3.2             Bylaws of Synerteck Incorporated, a Delaware corporation.

     10.1             Services Agreement between the Registrant and Healthcare
                      Enterprise Group PLC

     10.2             Summary of  Services Agreement between the Registrant and
                      Moore, Clayton & Co., Inc.

     10.3             Services Agreement between the Registrant and SportsNuts,
                      Inc.

     10.4             Management and Business Development Agreement between the
                      Registrant and SportsNuts, Inc.

     10.5             Sublease Agreement between the Registrant and SportsNuts,
                      Inc.

     23.1             Consent of Bouwhuis, Morrill & Company, LLC.

     99.1 Certification by Chief Executive Officer, Clayton Barlow, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

     99.2 Certification by Chief Financial Officer, Chene Gardner, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

     99.3 Certification by Chief Executive Officer Clayton Barlow, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

     99.4             Certification by Chief Financial Officer Chene Gardner,
                      pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
----------------


                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            SYNERTECK INCORPORATED


Date   September 14, 2004                   By:/s/ Clayton Barlow
     ------------------------------         ---------------------------------
                                               Clayton Barlow
                                               Chief Executive Officer


                                      22